Exhibit 99.1

Nutrien Announces Intention to Renew Share Repurchase Program

SASKATOON, Saskatchewan—(BUSINESS WIRE)—February 20, 2019—Nutrien Ltd. (Nutrien) today announced that its Board of Directors approved the purchase of up to five percent of Nutrien’s outstanding common shares over a one-year period through a normal course issuer bid (NCIB). Any purchases will commence following the expiration of our current NCIB on February 22, 2019, and will be subject to acceptance by the Toronto Stock Exchange of our notice to renew our NCIB.

“Nutrien’s strong balance sheet and cash flow provide a significant opportunity to enhance shareholder value. We repurchased seven percent of our outstanding shares over the past twelve months and today’s announcement reflects our ability to continue to return meaningful cash to shareholders,” commented Chuck Magro, Nutrien’s President and CEO.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to acceptance by the Toronto Stock Exchange of our notice to renew our NCIB.

Forward -looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, including expectations and assumptions concerning: Nutrien’s views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, the availability of cash for repurchases of common shares under the NCIB, the existence of alternative uses for Nutrien’s cash resources and compliance with applicable laws and regulations pertaining to an NCIB. Although Nutrien believes that the expectations and assumptions on which such forward -looking statements are based are reasonable, undue reliance should not be placed on the forward -looking statements because Nutrien can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: Nutrien’s future capital requirements, market and general economic conditions, demand for Nutrien’s products, and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation or applicable U.S. federal securities laws.

CONTACT:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Contact us at: www.nutrien.com